Pacific Select Fund NSAR 6-30-14
Exhibit 77C


SPECIAL MEETINGS OF SHAREHOLDERS

(Unaudited)

In accordance with Rule 30d-1, under the Investment Company Act of 1940, Pacific Select Fund (the "Trust") is required to furnish certain information regarding any matters submitted to a vote of the Trust's shareholders.

Shareholders of record on December 31, 2013 representing 56,444,523 shares of the Cash Management Portfolio were notified that a Special Meeting of Shareholders would be held for the Cash Management Portfolio at the offices of Pacific Life Insurance Company on April 4, 2014. 100.00% of the outstandingshares of the portfolio were voted at the meeting. A brief description of the matter voted upon as well as the voting results of the aforementioned meeting is outlined as follows:

Proposal for the Cash Management Portfolio:

To approve the Plan of Substitution providing for the shares of the Cash Management Portfolio to be substituted with Service Class shares of the Fidelity Variable Insurance Products Money Market Portfolio.

								      Total
							           Outstanding
      Votes For		   Votes Against	 Abstentions	      Shares

   Number      Percent*	  Number  Percent*     Number   Percent*      Number

53,181,943     94.22%    424,781  0.75%      2,837,799   5.03%     56,444,523


*Based on total shares outstanding